SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934

                            (Amendment No. 1)(1)

                        North East Insurance Company
             --------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
             --------------------------------------------------
                       (Title of Class of Securities)

                                  659164107
             --------------------------------------------------
                               (CUSIP Number)


                            Kenneth L. Henderson
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York 10104
                          Tel. No.:  (212) 541-2000
             --------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 29, 1997
             --------------------------------------------------
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

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| CUSIP No. 659164107 |          13D          | Page 2 of 4 Pages |
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_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Foothold Fund, L.P. (52-1662880)
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [X]
_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           299,000

SHARES         _________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               _________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           299,000

PERSON         _________________________________________________
               10   SHARED DISPOSITIVE POWER
WITH
                    0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     299,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%
_________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
_________________________________________________________________


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is being filed by the Foothold Fund, L.P. ("Foothold"), relating to the shares of Common Stock, par value $1.00 per share (the "Common Shares"), of North East Insurance Company, a Maine corporation ("North East"). The original Schedule 13D was filed by Foothold on August 6, 1997.


Item 2.   Identity and Background.

     Item 2 is restated in its entirety as follows:

     This Schedule 13D is being filed by The Foothold Fund, L.P., a New York limited partnership, with a principal business and principal office located at c/o Fairholme Capital Management, 51 JFK Parkway, Short Hills, NJ 07078.


     The sole general partner of Foothold is The Foothold Management Corp. ("Foothold Management"), a New York corporation. The address of the principal business and principal office of Foothold Management is c/o Fairholme Capital Management, 51 JFK Parkway, Short Hills, NJ 07078. Foothold and Foothold Management are principally engaged in investing in various publicly-traded companies.

     Mr. Peter A. Russ is the President, sole director and sole shareholder of Foothold Management. The business address of Mr. Peter A. Russ, a United States citizen, is c/o Fairholme Capital Management, 51 JFK Parkway, Short Hills, NJ 07078 and his present principal employment is as a securities analyst with Laidlaw & Co., Inc., a securities brokerage firm, with an address at 100 Park Avenue, New York, NY 10017.

     None of Foothold, Foothold Management or Peter A. Russ has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.


Item 3.   Source and Amount of Funds.

     Item 3 is restated in its entirety as follows:

     The purchase price for the original 215,000 Common Shares purchased by Foothold was $419,250.00. The purchase price for the 84,000 Common Shares purchased by Foothold on June 29, 1998 was $212,500. The funds used by Foothold to purchase such Common Shares were obtained from the working capital of Foothold.


                              Page 3 of 4 Pages

Item 5.   Interest in the Securities of the Issuer

     Item 5 is restated in its entirety as follows:

     Foothold currently owns 299,000 Common Shares, representing approximately 9.8% of the outstanding Common Shares. Foothold has sole voting and dispositive power with respect to all such Common Shares.

     Other than Foothold's acquisition of the Common Shares described in this
Schedule 13D, none of Foothold, Foothold Management or Peter Russ, presently owns any Common Shares or has effected any transaction in the Common Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The following paragraph shall be inserted as the second paragraph of
Item 6.

     On June 29, 1998, Foothold purchased an additional 84,000 Common Shares for an aggregate purchase price of $212,500 from Ballantrae Partners, L.P. No written agreement was executed in connection with such purchase.

     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 7, 1998


                              THE FOOTHOLD FUND, L.P.

                              By: THE FOOTHOLD MANAGEMENT CORP.,
                                     its General Partner


                              By: /s/ Peter A. Russ
                                 --------------------------------
                              Name:   Peter A. Russ
                              Title:  President


                              Page 4 of 4 Pages